SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2014

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

28 March 2014

AVIVA TO SELL US EQUITY MANAGER RIVER ROAD

Aviva Investors, the asset management business of Aviva plc ("Aviva"), today announces a definitive agreement to sell US equity manager River Road Asset Management, LLC ("River Road") to Affiliated Managers Group, Inc. ("AMG").

Aviva Investors remains committed to the US market and has a strong business based in Chicago. It is seeing strong growth in cross border sales in product classes including Global High Yield and securitized products, Global Convertibles and Real Estate Multi-Manager and Hedge Fund of Funds.

Jason Windsor, Group Chief Strategy and Development Officer, said:

"The transaction is in line with Aviva Investors' strategy of simplifying its business and moving towards an integrated operating model and organisational structure. A simpler, more focused business will help Aviva Investors become a stronger third party manager and increase its contribution to the group.

"Aviva Investors is focused on becoming a fully-integrated asset manager offering products that deliver client outcomes with low volatility. A boutique US equity manager does not fit with this strategy. We look forward to a continued relationship with River Road."
The sale represents a modest premium to group NAV and will increase both the IGD solvency surplus and economic capital [1] surplus by £0.1bn[2].

River Road, based in Louisville, Kentucky was acquired in 2009. River Road has a strong track record in managing US value equities and will remain the manager of Aviva Investors' US Equity Income Funds. The sale of River Road is subject to obtaining customary consents and approvals and completion is expected in the third quarter of 2014.

-ends-

Enquiries:
Media

Andrew Reid                                                      +44 (0)20 7662 3131
Yasmin Saleh                                                      +44 (0)20 7662 8710
Steve Ainger                                                      +44 (0)20 7809 8452

Analysts

Colin Simpson                                                    +44 (0)20 7662 8115
David Elliot                                                         +44 (0)20 7662 8048

Notes to editors:
About Aviva

•	Aviva provides 31 million customers with insurance, savings and investment products
•	We are one of the UK's leading insurers and one of Europe's leading providers of life and general insurance
•	We combine strong life insurance, general insurance and asset management businesses under one powerful brand
•	We are committed to serving our customers well in order to build a stronger, sustainable business, which makes a positive contribution to society, and for which our people are proud to work
•	The Aviva media centre at www.aviva.com/media/ includes images, company and product information and a news release archive
•	For an interactive introduction to what we do and how we do it, please click here
•	http://www.aviva.com/library/reports/this-is-aviva/
•	For broadcast-standard video, please visit http://www.aviva.com/media/video/
•	Follow us on twitter: www.twitter.com/avivaplc/

About Aviva Investors

•
Aviva Investors is the global asset management business of Aviva plc. The business delivers investment management solutions, services and client-driven performance to clients worldwide. Aviva Investors operates in 15 countries in Asia Pacific, Europe, North America and the United Kingdom with assets under management of £241 billion at 31 December 2013.

About River Road

•
River Road is an institutional investment management firm founded in April 2005 by James C. Shircliff, CFA (CIO); R. Andrew Beck (President & CEO, Senior Portfolio Manager); and Henry W. Sanders III, CFA (EVP, Senior Portfolio Manager).

•
It was formed based upon the 'Absolute Value' investment discipline and has a distinct portfolio management approach that occupies a unique niche between the more recognized Deep Value and Relative Value investment styles.

•	River Road is based in Louisville, Kentucky and provides institutional separate account and investment sub-advisory services to a broad range of domestic and international clients
•	The firm manages more than $11 billion in assets (as of 31 December 2013).

About AMG

•	AMG is a global asset management company with equity investments in leading boutique investment management firms.
•	AMG's strategy is to generate growth through the internal growth of existing Affiliates, as well as through investments in new Affiliates.
•
AMG provides centralized assistance to its Affiliates in strategic matters, marketing, distribution, product development and operations. As of December 31, 2013, the aggregate assets under management of AMG's Affiliates were approximately $568 billion (pro forma for pending investments) in more than 400 investment products across a broad range of investment styles, asset classes and distribution channels. For more information, please visit the Company's website at www.amg.com.

[1]      The economic capital surplus and IGD solvency surplus represent an estimated position. The economic capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties.
[2]      As at 31 December 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 March, 2014
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary